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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **March 6, 2007**

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604	**V6C 2T7**
Vancouver, British Columbia, Canada	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: <u>(604) 689-0188</u>

<u>N/A</u>
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 7.01 FD Disclosure.

a. Watkins, MN; Vancouver, BC March 6, 2007 - International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) announces that, it has granted stock options to a consultant of the Company.
Refer to Exhibit #99.1 for additional information.

b. International Barrier Technology Inc. ("Barrier") (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, is pleased to report record year-to-date and monthly sales revenue for the Commercial Modular Industry. Sales volumes of 380,300 sq. ft. of Blazeguard products were shipped into the commercial modular market for the period ending February 28, 2007. This is a 112% increase from the same period in the previous year. Refer to Exhibit #99.2 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

      99.1 Press Release, March 6, 2007
      99.2 Press Release, March 12, 2007

<center>

SIGNATURE

</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 2007   International Barrier Technologies Inc.
                            (Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

Exhibit 99.1



News Release
For Immediate Release:
March 6, 2007

Watkins, MN; Vancouver, BC March 6, 2007 - International Barrier Technology Inc. (the "Company") (IBTGF: OTCBB; IBH: TSXV) announces that, it has granted stock options to a consultant of the Company, in the amount of 40,000 common shares in the capital stock of the Company, at a price of US$0.38 per share, exercisable up to and including March 6, 2009.

About International Barrier Technology Inc.

International Barrier Technology Inc. (OTCBB: IBTGF; TSXV:IBH) develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers already include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States. www.intlbarrier.com

INTERNATIONAL BARRIER TECHNOLOGY INC.

"David J. Corcoran"

Per: _____

David J. Corcoran
CFO, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit: www.intlbarrier.com or www.investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

Contact:
International Barrier Technology Inc.
Melissa McElwee, 866-735-3519
320-764-5797
ir@intlbarrier.com

Source: International Barrier Technology



Exhibit 99.2

News Release
For Immediate Release:
March 12, 2007

Fire Resistant Building Materials Company Reports 122% Growth in Commercial Modular Product Line

International Barrier Technology breaks record monthly and year-to-date sales revenue and volumes for the period ending February 28, 2007.

Watkins, MN; Vancouver, BC March 12, 2007 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire resistant building materials, is pleased to report record year-to-date and monthly sales revenue for the Commercial Modular Industry. Sales volumes of 380,300 sq. ft. of Blazeguard products were shipped into the commercial modular market for the period ending February 28, 2007. This is a 112% increase from the same period in the previous year. Total sales for the month of January were 447,632 sq. ft. Year-to-date, 5,933,900 sq. ft. of Blazeguard products have been shipped, which is an increase of 24% over the 4,775,400 shipped this time last year.

Sales revenue in the commercial modular industry during the month of February increased a dramatic 122%, as the market remains strong and new market share is captured. Blazeguard sales into the residential roof deck market were again impacted this month by softness in the housing market. Even though total sales revenue for February is down, year-to-date sales revenue is up to $4,284,617 from $4,063,533 reported last year. The pass through commodity, sheathing costs, continues at near all-time lows. This kept top-line sales revenue lower that what it could have been had sheathing prices been at or above average historical prices.

About International Barrier Technology Inc.

International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States.

INTERNATIONAL BARRIER TECHNOLOGY INC.

/s/ Michael D. Huddy
____
Michael D. Huddy
President, Director

International Barrier Technology Inc.
510 4th St N • P.O. Box 379 • Watkins, MN 55389 USA
Tel: 866-735-3519 • Email: mmcelwee@intlbarrier.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit:
www.intlbarrier.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.